UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

Commission File Number

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 14 November 2018

ASX RELEASE

14 November 2018

KAZIA PRESENTATION TO SNO

Sydney, 14 November 2018 – Kazia Therapeutics Limited (ASX: KZA; NASDAQ: KZIA), an Australian oncology-focused biotechnology company, is pleased to provide a copy of the poster which is to be presented at the Society of Neuro-Oncology in New Orleans on Friday 16 November.

[ENDS]

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (ASX: KZA, NASDAQ: KZIA) is an innovative oncology-focused biotechnology company, based in Sydney, Australia. Our pipeline includes two clinical-stage drug development candidates, and we are working to develop therapies across a range of oncology indications.

Our lead program is GDC-0084, a small molecule inhibitor of the PI3K / AKT / mTOR pathway, which is being developed to treat glioblastoma multiforme, the most common and most aggressive form of primary brain cancer. Licensed from Genentech in late 2016, GDC-0084 is due to enter a phase II clinical trial early in 2018. Initial data is expected in early calendar 2019, and the study is expected to complete in 2021.

TRX-E-002-1 (Cantrixil), is a third-generation benzopyran molecule with activity against cancer stem cells, and is being developed to treat ovarian cancer. TRX-E-002-1 is currently undergoing a phase I clinical trial in Australia and the United States. Initial data is expected in the first half of calendar 2018.

Board of Directors

Mr Iain Ross Chairman, Non-Executive Director

Mr Bryce Carmine Non-Executive Director

Mr Steven Coffey Non-Executive Director

Dr James Garner Chief Executive Officer, Managing Director

Poster #ACTR-51, SNO Meeting, Nov 2018

ClinicalTrials.gov identifier: NCT03522298

Phase 2 study to evaluate the safety, pharmacokinetics and clinical activity of PI3K/mTOR inhibitor GDC-0084 given to glioblastoma (GBM) patients with unmethylated O_6-methylguanine-methyltransferase promoter status

Patrick Y. Wen,[1] Timothy Cloughesy[2], John de Groot[3], James D. Battiste[4], James Garner[5], Jeremy Simpson[5], Alan Olivero[6] and Elizabeth R. Gerstner[7].

[1]*Center for Neuro-Oncology, Dana-Farber Cancer Institute, Harvard Medical School, Boston, MA;* [2]*Department of Neurology, Ronald Reagan UCLA Medical Center University of California, Los Angeles, CA;* [3]*Department of Neuro-Oncology, Division of Cancer Medicine, The University of Texas MD Anderson Cancer Center, Houston, TX;* [4]*Stephenson Cancer Center, University of Oklahoma, Oklahoma City, OK;* [5]*Kazia Therapeutics Limited, Sydney, Australia;* [6]*Genentech Inc., South San Francisco, CA;* [7]*Department of Neurology, Massachusetts General Hospital, Boston, MA.*

BACKGROUND

- **Glioblastoma multiforme (GBM)** is the most common and aggressive form of primary brain cancer with survival rates of 3-4 months left untreated, and 12-15 months with treatment.
- Standard of care therapy, i.e. debulking surgery + chemoradiation therapy with temozolomide (XRT/TMZ), show a ~65% failure rate[1].
- **GDC-0084** is a potent, oral, selective small molecule inhibitor of class I phosphoinositide 3-kinase and mammalian target of rapamycin (PI3K/mTOR) that crosses the blood brain barrier (BBB)[2,3].
- GDC-0084 has shown efficacy in GBM models driven by activation of the PI3K pathway, which is upregulated in ~85% of GBM cases per the Cancer Genome Atlas[4].
- **Phase I study** (NCT01547546) investigated GDC-0084 given once-daily as an oral (PO) dose in 47 patients with recurrent high-grade gliomas:
  - Maximum tolerated dose (MTD) was 45 mg once daily.
  - GDC-0084 was rapidly absorbed and demonstrated linear- and dose-proportional increases in exposure and 7/8 patients receiving the 45mg dose had drug exposure consistent with anti-tumor activity in pre-clinical models
  - Adverse events (AE) were consistent with established Class I PI3K/mTOR inhibitor class-effects (Table 1).
  - Fluorodeoxyglucose-positron emission tomography (FDG-PET) scans suggested that GDC-0084 crossed the BBB with a uniform distribution throughout the brain.
  - Of the patients who underwent FDG-PET imaging, 7/27 (26%) had metabolic partial response[5].

Table 1. Key adverse events in patients exposed to 45 mg GDC-0084 (n=8).

Preferred Term	Hyperglycemia	Stomatitis/ mucositis	Diarrhea	Nausea/ vomiting	Rash	Fatigue
	2 (25%)	4 (50%)	1 (12%)	2 (25%)	5 (63%)	5 (62%)
Grade 3 AE	-	1 (12%)	-	-		

Figure 1. Response of patients by dose cohort and exposure to GDC-0084 shows a trend towards stablizing disease at the 45 mg dose.


PD
SD
PR
Best overall response observed with 45 mg dose - CR/PR: 0 (0%) SD: 15 (35%) PD: 27 (63%)

CR – Complete response; PD - Progressive disease; SD - Stable disease

OBJECTIVES

The **current phase IIa study** (NCT03522298) is investigating the safety, tolerability, recommended phase 2 dose (RP2D), pharmacokinetics (PK) and clinical activity of GDC-0084 in patients with newly diagnosed GBM with unmethylated O^6-methylguanine-methyltransferase (MGMT) promoter status as adjuvant therapy following surgical resection and initial chemoradiation with TMZ.

METHODS

This open-label, multicentre, 2 year study recruiting patients with newly diagnosed GBM from 6-8 sites in the US has 2 stages: Stage 1 (dose escalation) and Stage 2 (expansion cohort) (Figure 2).

Subject eligibility

- Male and female patients ≥ 18 years.
- Histologically confirmed diagnosis of GBM (World Health Organization [WHO] Grade IV astrocytoma) with unmethylated MGMT promoter status.
- Undergone surgical resection of tumor(s) and initial treatment with XRT/TMZ (or XRT only if indicated).

Figure 2. Study design for Stage 1 and Stage 2 of the study protocol.


Stage 1: Dose Escalation
Standard "3+3" design:
• to determine the MTD for QD dosing schedule, and safety, tolerability and PK of GCD-0084.
~12 patients (range: 6-24)
Stage 2: Expansion Cohort
Two-arm, open-label, expansion design to:
• characterize safety, tolerability and PK of GDC-0084.
• assess single agent activity of GDC-0084.
• explore effect of fed vs. fasting state on PK of GDC-0084.
~20 patients (2 parallel groups of 10 patients)

Treatment

- Following screening, patients treated with GDC-0084 at doses described in Figure 3 depending on study Stage.
- Patients in Stage 1/2 who discontinue treatment followed every 6 wk until determination of disease progression.
- Subsequent anti-cancer therapy and survival follow-up (FU) collected every 12 wks until death.

Figure 3. Treatment of patients with GDC-0084.


PERIOD
Screening
Stage 1
Stage 2
TREATMENT
Debulking surgery
XRT/ TMZ
XRT/TMZ or XRT 2 Gy/d (5 d/wk for 6 wks total 60 Gy).
Concomitant TMZ 75 mg/m2/d PO from first to last day of radiotherapy.
Cohort 1: GDC-0084 60 mg PO QD (4x15 mg) in 28-d cycles*.
Cohort 2-x: GDC-0084 PO increasing at 15 mg increments in 28-d cycles (until disease progression or unacceptable toxicity)*&.
GDC-0084 PO QD at RP2D determined from Stage 1 dosing in 28-d cycles until disease progression or unacceptable toxicity*&.
Recovery from side effects before entering Stage 1
* On day 1 of each cycle (i.e. cycle 1, 2, 3 onwards)
& Adjudicated by blinded central review committee
SAMPLE
N=3 per Cohort
Randomized:
• N=10 - fed
• N=10 - fasted

Dose-escalation rules for Stage 1:

- If no patients experience a dose limiting toxicity (DLT; defined *a priori* in protocol) within assessment period (d 1-28), escalation will proceed to the next higher dose in 3 newly-recruited patients.
- If 1 patient experiences DLT, Cohort expanded (max. 6) until a 2nd patient experiences a DLT → MTD 1 dose level below.
- If ≥2 patients experience a DLT at dose level 0 → MTD 45 mg.

KEY STUDY ASSESSMENTS

		CYCLE 1	CYCLE 2	CYCLE 3 onwards				
	SCR (-28 d)	Wk 1 D 1	D 1	Every 4 Wks	Every 8 Wks	Every 8 Wks	EOT/ FU start	Post-EoT FU
KPS	x	x	x	x			x	
MRI		x			x		x	
FDG-PET scan		x						
ECG	x	x	x	x			x	
LVEF	x					x		
aPTT / PT / INR	x	x	x	x			x	
Pregnancy Test	x	x	x	x			x	
PK Sampling		x	x					
Hematol/Chemistry	x	x	x	x			x	
AEs	x	x	x	x			x	x
Disease status								x

SCR: screening; EOT: end of treatment

STUDY ENDPOINTS

Primary safety endpoint: Dose limiting toxicities (DLT).

Key secondary safety endpoints:

- Treatment-emergent adverse events (TEAEs), Grade 3-5 TEAEs, serious adverse events (SAEs), fatal AEs, TEAEs leading to drug discontinuation or study withdrawal.
- Treatment-emergent Grade 3/4 clinical laboratory abnormalities.
- Change/shift in clinical laboratory, vital signs, and electrocardiogram (ECG) parameters.
- Change in corticosteroid use.
- Change in left ventricular ejection fraction (LVEF).
- Change in Karnovsky Performance Status (KPS).

Secondary clinical benefit endpoints:

- Progression free survival (PFS) from first dose (in Stage 1) or randomization (Stage 2) to disease progression (RANO criteria) or death.
- Overall survival (OS) from first dose (in Stage 1) or from randomization (Stage 2) to death.
- Time to progression (TTP) from first dose (Stage 1) or randomization (Stage 2) to disease progression.

Exploratory endpoints will include PK parameters, FDG-PET uptake in tumor and normal brain tissue, and disease control rate.

SUMMARY

Results for this phase IIa study will be available end of 2019.

A future phase IIb study is planned to evaluate clinical activity of GDC-0084 at the RP2D vs TMZ as adjuvant therapy following surgical resection/chemoradiation in 224 patients.

REFERENCES

1. Hegi ME *et al.* N Engl J Med 2005; 352: 997-1003.
2. Heffron TP *et al.* ACS Med Chem Lett. 2016; 7(4): 351-356.
3. Salphati L *et al.* Drug Metab Dispos. 2016; 44(12): 1881-1889.
4. Brennan CW *et al.* Cell 2013; 155(2): 462-477.
5. Wen PY *et al.* Data presented at American Society for Clinical Oncology (ASCO) Annual Meeting, June 3-7, 2016, Chicago IL.

ACKNOWLEDGEMENTS

The authors would like to thank the patients and their families for participating in the study.

This study is funded by Kazia Therapeutics Ltd, Australia